EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with the other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of MangoSoft, Inc., and agrees that this agreement be included as an Exhibit to such joint filing.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of this 22nd day of January, 2010.

By:	/s/ Douglas B. Krugman
Douglas B. Krugman

DOUGLAS B. KRUGMAN 2009 TRUST

By:	/s/ Lynn R. Zises
Lynn R. Zises, as Trustee for the Douglas B. Krugman 2009 Trust